Exhibit 99.1

2016-08-31

PRESS RELEASE

Oasmia Pharmaceutical AB Appoints Fredrik Gynnerstedt as Chief Financial Officer

Uppsala, Sweden, August 31, 2016 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology has announced the appointment of Fredrik Gynnerstedt to the position of Chief Financial Officer (CFO).

Fredrik Gynnerstedt possesses 15 years’ experience in international business administration and activities. Previously, Fredrik was employed as the Director of Collaboration at Karnov Group. Prior to that role, he served as Chief Financial Officer for publicly held Bringwell AB, and as auditor and consultant at Ernst & Young. Fredrik has a Master’s degree in Business Administration from Stockholm University.

“I’m happy to join the team at Oasmia, a company currently in an exciting phase as it pursues global commercialization via its robust pipeline of pharmaceutical products,” said Fredrik Gynnerstedt. “I’m looking forward to contributing to the continued success of the Company in my new capacity as Chief Financial Officer.”

Fredrik Gynnerstedt’s employment begins on December 1, 2016 and he will be a member of Oasmia’s management team.

For more information, please contact:

press@oasmia.com

For media relations:

Eric Fischgrund

FischTank

Tel: +1 (646) 699 1414

E-mail: eric@fischtankpr.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia